# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: COMSCORE, INC., CIK 0001158172
CUSIP: 20564W105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11950 Democracy Drive, Suite 600, Reston, Virginia (VA), 20190
Date of event which requires filing of this statement: 12/29/2025
Amends the filing with accession number 0001104659-21-039151
Filed by CIK 0001091667
Persons authorized to receive notices and communications: Jennifer A. Smith, 400 Washington Blvd., Stamford, Connecticut (CT), 06902, (203) 905-7801

## Reporting persons
- Charter Communications, Inc. (CIK 0001091667): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 7,560,235; sole dispositive power 0; shared dispositive power 7,560,235; aggregate amount beneficially owned 7,560,235 (39.5% of the class)
  Comment: Represents (i) 8,358 shares of common stock, par value $0.001 per share ("Common Stock"), (ii) 41,431 shares of Common Stock, issuable upon settlement of deferred restricted stock units ("RSUs"), (iii) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Convertible Preferred Stock, par value $0.001 ("Series C Preferred Stock") and (iv) 3,286,825 shares of Common Stock issued in connection with the Exchange (as defined and disclosed in Item 6).
  
  Calculated based on 5,015,664 shares of Common Stock outstanding as of November 3, 2025, as reported on comScore, Inc.'s (the "Issuer") 10-Q filed with the Securities and Exchange Commission ("SEC") on November 7, 2025, as increased by (i) 41,431 shares of Common Stock issuable upon settlement of deferred RSUs held by the Reporting Persons (as defined in Item 5), (ii) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock issued to the Reporting Persons in connection with the Exchange, and (iii) 9,860,475 shares of Common Stock issued in connection with the Exchange.
- CCH II, LLC (CIK 0001266604): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,560,235; sole dispositive power 0; shared dispositive power 7,560,235; aggregate amount beneficially owned 7,560,235 (39.5% of the class)
  Comment: Represents (i) 8,358 shares of Common Stock, (ii) 41,431 shares of Common Stock issuable upon settlement of deferred RSUs, (iii) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock and (iv) 3,286,825 shares of Common Stock issued in connection with the Exchange.
  
  Calculated based on 5,015,664 shares of Common Stock outstanding as of November 3, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 7, 2025, as increased by (i) 41,431 shares of Common Stock issuable upon settlement of deferred RSUs held by the Reporting Persons, (ii) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock issued to the Reporting Persons in connection with the Exchange, and (iii) 9,860,475 shares of Common Stock issued in connection with the Exchange.
- Charter Communications Holdings, LLC (CIK 0001085476): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,560,235; sole dispositive power 0; shared dispositive power 7,560,235; aggregate amount beneficially owned 7,560,235 (39.5% of the class)
  Comment: Represents (i) 8,358 shares of Common Stock, (ii) 41,431 shares of Common Stock issuable upon settlement of deferred RSUs, (iii) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock and (iv) 3,286,825 shares of Common Stock issued in connection with the Exchange.
  
  Calculated based on 5,015,664 shares of Common Stock outstanding as of November 3, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 7, 2025, as increased by (i) 41,431 shares of Common Stock issuable upon settlement of deferred RSUs held by the Reporting Persons, (ii) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock issued to the Reporting Persons in connection with the Exchange, and (iii) 9,860,475 shares of Common Stock issued in connection with the Exchange.
- Spectrum Management Holding Company, LLC (CIK 0001377013): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,560,235; sole dispositive power 0; shared dispositive power 7,560,235; aggregate amount beneficially owned 7,560,235 (39.5% of the class)
  Comment: Represents (i) 8,358 shares of Common Stock, (ii) 41,431 shares of Common Stock issuable upon settlement of deferred RSUs, (iii) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock and (iv) 3,286,825 shares of Common Stock issued in connection with the Exchange.
  
  Calculated based on 5,015,664 shares of Common Stock outstanding as of November 3, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 7, 2025, as increased by (i) 41,431 shares of Common Stock issuable upon settlement of deferred RSUs held by the Reporting Persons, (ii) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock issued to the Reporting Persons in connection with the Exchange, and (iii) 9,860,475 shares of Common Stock issued in connection with the Exchange.
- Charter Communications Holding Company, LLC (CIK 0001850981): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,560,235; sole dispositive power 0; shared dispositive power 7,560,235; aggregate amount beneficially owned 7,560,235 (39.5% of the class)
  Comment: Represents (i) 8,358 shares of Common Stock, (ii) 41,431 shares of Common Stock issuable upon settlement of deferred RSUs, (iii) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock and (iv) 3,286,825 shares of Common Stock issued in connection with the Exchange.
  
  Calculated based on 5,015,664 shares of Common Stock outstanding as of November 3, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 7, 2025, as increased by (i) 41,431 shares of Common Stock issuable upon settlement of deferred RSUs held by the Reporting Persons, (ii) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock issued to the Reporting Persons in connection with the Exchange, and (iii) 9,860,475 shares of Common Stock issued in connection with the Exchange.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: COMSCORE, INC.
Address of issuer's principal executive offices: 11950 Democracy Drive, Suite 600, Reston, Virginia (VA), 20190
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3" or "Statement") amends and supplements the statement on Schedule 13D originally filed with the SEC on March 19, 2021, as amended. Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Statement is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 4 of the Schedule 13D is amended to incorporate the following at the end thereof:

On December 29, 2025 (the "Closing"), pursuant to the Stock Exchange Agreement, dated September 26, 2025, by and between the Issuer and Charter Holding Company (the "Exchange Agreement"), Charter Holding Company (as defined below in Item 5) received from the Issuer, in exchange for 31,928,301 shares of Series B Convertible Preferred Stock, par value $0.001 per share ("Series B Preferred Stock"), (i) 4,223,621 shares of Series C Preferred Stock and (ii) 3,286,825 shares of common stock, par value $0.001 per share ("Exchange Common Stock") . Additionally, pursuant to the Exchange Agreement, the Issuer is obligated to make a one-time cash payment to Charter Holding Company in the amount of $2,000,000 on June 30, 2028.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages of this Statement and the information set forth in Item 4 of this Statement are incorporated herein by reference.

As of the date hereof, the Reporting Persons (as defined in Item 5(b)) beneficially own an aggregate of 7,560,235 shares of Common Stock, inclusive of 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock, 8,358 shares of Common Stock, 41,431 shares of Common Stock issuable in respect of deferred RSUs and 3,286,825 shares of Common Stock issued in connection with the Exchange. Such shares of Common Stock represent approximately 39.5% of the Issuer's outstanding Common Stock, inclusive of the issuance of the Exchange Common Stock and assuming settlement of the deferred RSUs held by the Reporting Persons and the exchange of all Series C Preferred Stock held by the Reporting Persons into shares of Common Stock, in accordance with Rule 13d-3 of the Act.

In addition, the Reporting Persons may, as a result of the Second Amended and Restated Stockholders Agreement (as defined and disclosed in Item 6 of this Statement) and certain rights and agreements thereunder, be deemed to be part of a group with the other shareholder parties thereto. Such group would beneficially own an aggregate of 14,243,539 shares of Common Stock, representing approximately 74.4% of the Issuer's outstanding Common Stock, provided that the Reporting Persons disclaim, and this filing shall not be deemed an admission of, the existence of or membership in any such group.
Number of shares as to which each person has sole or shared power to vote or dispose: Charter Communications Holding Company, LLC, a Delaware limited liability company ("Charter Holding Company") is the record holder of the 3,295,183 shares of Common Stock and 4,223,621 shares of Series C Preferred Stock and has the right to receive 41,431 shares of Common Stock to be issued in settlement of deferred RSUs granted by the Issuer in respect of David Kline's and Jeffrey Barratt Murphy's service on the Issuer's board of directors. Spectrum Management Holding Company, a Delaware limited liability company ("Spectrum Holdings"), is the controlling parent company of Charter Holding Company. Charter Communications Holdings, LLC, a Delaware limited liability company ("Charter Holdings"), is the controlling parent company of Spectrum Holdings. CCH II, LLC, a Delaware limited liability company ("CCH II"), is the controlling parent company of Charter Holdings. Charter Communications, Inc., a Delaware corporation ("Charter Parent"), is the controlling parent company of CCH II. As a result of the foregoing ownership and relationships, each of Charter Parent, Charter Holding Company, CCH II, Charter Holdings and Spectrum Holdings may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the reported securities directly held by Charter Holding Company. Charter Parent, Charter Holding Company, CCH II, Charter Holdings and Spectrum Holdings are sometimes referred to herein collectively as the "Reporting Persons" and individually as a "Reporting Person." Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership (other than Series C Preferred Stock and Common Stock held directly by such Reporting Person) is expressly disclaimed by each such Reporting Person.
Transactions in the class effected during the past sixty days: Except as reported in Item 4 hereof, the Reporting Persons have not engaged in any transactions in the Common Stock during the last 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 6 of the Schedule 13D is amended to incorporate the following at the end thereof:

Second Amended and Restated Stockholders Agreement

At the Closing, the Issuer and Charter Holding Company, Liberty Broadband Corporation and Pine Investor, LLC entered into the Second Amended and Restated Stockholders Agreement, consistent with the previously disclosed terms.

First Amendment to Registration Rights Agreement

At the Closing, the Issuer amended its Registration Rights Agreement, dated as of March 10, 2021, by and among the Issuer and the other parties thereto (the "RRA", and such amendment, the "RRA Amendment"). The RRA Amendment, among other things, amended the definition of "Registrable Securities" under the RRA to include shares of Series C Preferred Stock and shares of Common Stock issued upon conversion of the Series C Preferred Stock.

Certificate of Designations

At the Closing, the Issuer filed a Certificate of Designations of Series C Convertible Preferred Stock (the "Certificate of Designations") with the Secretary of State of the State of Delaware, designating the Series C Preferred Stock and establishing the powers, designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions of shares of Series C Preferred Stock. The Certificate of Designations became effective upon filing.

The Series C Preferred Stock ranks senior to the Common Stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer and ranks junior to all secured and unsecured indebtedness. The Series C Preferred Stock has a liquidation preference equal to the purchase price ($14.50 per share). The holders of Series C Preferred Stock are entitled to participate in all dividends declared on the Common Stock on an as-converted basis.

Subject to certain anti-dilution adjustments, the Series C Preferred Stock is convertible at the option of the holders at any time into a number of shares of Common Stock equal to the Conversion Rate (as defined in the Certificate of Designations); provided that each holder will receive cash in lieu of fractional shares (if any), and provided further that no holder will be entitled to convert Series C Preferred Stock in an amount that would cause such holder to beneficially own immediately following such conversion more than 49.99% of the then-outstanding shares of Common Stock.

If the VWAP (as defined in the Certificate of Designations) per share of Common Stock for any calendar quarter ending after the six-month anniversary of the Closing (a "Conversion Quarter") is greater than the Mandatory Conversion Price (as defined in the Certificate of Designations) then, if a majority of the members of the Board that have not been designated by, and are not affiliated with, any Stockholder so direct, the Issuer shall convert into shares of Common Stock, on a pro rata basis based on the number of shares of Series C Preferred Stock held as of the date of the Notice of Mandatory Conversion (as defined in the Certificate of Designations), up to 1/6th of the total shares of Series C Preferred Stock outstanding as of the Closing on a date selected by the Issuer that is within six months after the last day of the Conversion Quarter, provided that if the conversion of a holder's pro rata share of the then-outstanding shares of Series C Preferred Stock would cause such holder to beneficially own immediately following such conversion more than 49.99% of the then-outstanding shares of Common Stock, the number of such holder's shares of Series C Preferred Stock that may be converted will be reduced to the greatest number of shares that would cause such holder to beneficially own immediately following such conversion no more than 49.99% of the then-outstanding shares of Common Stock.

If the Issuer undergoes certain change of control transactions, (a) each holder of outstanding shares of Series C Preferred Stock will have the option to require the Issuer to purchase any or all of its shares of Series C Preferred Stock at a purchase price per share of Series C Preferred Stock equal to the Liquidation Preference (as defined in the Certificate of Designations) of such share of Series C Preferred Stock as of the applicable date ("Change of Control Put") and (b) to the extent the holder has not exercised the Change of Control Put, the Issuer will have the right to redeem, subject to the holder's right to convert prior to such redemption, all of such holder's shares of Series C Preferred Stock that are not subject to a Change of Control Put, at a redemption price per share equal to the Liquidation Preference ("Change of Control Call"). If the Issuer does not pay the amounts due in connection with a Change of Control Put or Change of Control Call in full when due, such unpaid amount will accrue interest at a rate of 9.5% per annum until such shares are repurchased.

The holders of shares of Series C Preferred Stock initially have one vote per share (subject to adjustment in accordance with the Certificate of Designations) and are entitled to vote as a single class with the holders of the Common Stock and the holders of any other class or series of capital stock of the Issuer then entitled to vote with the Common Stock on all matters submitted to a vote of the holders of Common Stock. However, to the extent that the Series C Preferred Stock and any shares of Common Stock held as of the Closing by a Stockholder, together with transferees and affiliates would represent voting rights with respect to more than 16.66% of the Common Stock (including the Series C Preferred Stock on an as-converted basis) (the "Voting Threshold"), such Stockholder will not be permitted to exercise the voting rights with respect to any shares of Series C Preferred Stock held by them in excess of the Voting Threshold and the Issuer shall exercise the voting rights with respect to such shares of Series C Preferred Stock in excess of the Voting Threshold in a neutral manner. To the extent that a holder acquires shares of Series C Preferred Stock from another holder, the acquiring holder's Voting Threshold will be increased proportionately based on the number of shares that such holder acquires and the disposing holder's Voting Threshold will be decreased proportionately, such that the aggregate Voting Threshold of all holders does not exceed 49.99%.

Except as set forth in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The foregoing descriptions of the Second Amended and Restated Stockholders Agreement, the First Amendment to the Registration Rights Agreement and the Certificate of Designations of Series C Convertible Preferred Stock do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 10, 11 and 12, respectively, and are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10 Second Amended and Restated Stockholders Agreement, dated as of December 29, 2025, by and between comScore, Inc., Charter Communications Holding Company, LLC, Liberty Broadband Corporation, and Pine Investor, LLC (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K, filed on December 31, 2025) (File No. 001-33520)

Exhibit 11 First Amendment to Registration Rights Agreement, dated as of December 29, 2025, by and between comScore, Inc., Charter Communications Holding Company, LLC, Liberty Broadband Corporation, and Pine Investor, LLC (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K, filed on December 31, 2025) (File No. 001-33520)

Exhibit 12 Certificate of Designations of Series C Convertible Preferred Stock of comScore, Inc., dated as of December 29, 2025 (incorporated by reference to Exhibit 3.3 to the Issuer's Current Report on Form 8-K, filed on December 31, 2025) (File No. 001-33520)

## Signatures
- Charter Communications, Inc.: /s/ Jennifer A. Smith, Jennifer A. Smith / Vice President (12/31/2025)
- CCH II, LLC: /s/ Jennifer A. Smith, Jennifer A. Smith / Vice President (12/31/2025)
- Charter Communications Holdings, LLC: /s/ Jennifer A. Smith, Jennifer A. Smith / Vice President (12/31/2025)
- Spectrum Management Holding Company, LLC: /s/ Jennifer A. Smith, Jennifer A. Smith / Vice President (12/31/2025)
- Charter Communications Holding Company, LLC: /s/ Jennifer A. Smith, Jennifer A. Smith / Vice President (12/31/2025)